

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2026

Yehiel Tal
Chief Executive Officer
CollPlant Biotechnologies Ltd.
4 Oppenheimer, Weizmann Science Park
Rehovot 7670104, Israel

> **Re: CollPlant Biotechnologies Ltd.**
> **Registration Statement on Form F-1**
> **Filed March 30, 2026**
> **File No. 333-294738**

Dear Yehiel Tal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Mark S. Selinger, Esq.